            Exhibit 23.2

Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in the registration statement of Origin Bancorp, Inc. (the Company) on Form S-8 (File No. 333- ) of our report dated February 23, 2022, on our audits of the consolidated financial statements of the Company as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, which report is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021. We also consent to the incorporation by reference of our report dated February 23, 2022, on our audit of the internal control over financial reporting of the Company as of December 31, 2021, which report is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

FORVIS, LLP

Little Rock, Arkansas
August 1, 2022